Filed by Preview Travel, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company:  Travelocity.com Inc.
                               Commission File No. 333-95757

FOR IMMEDIATE RELEASE

                             PREVIEW TRAVEL OFFERS
                    A NEW WAY TO SHOP FOR A CRUISE VACATION

       Online Travel Service Introduces Unique Multimedia Features That
              Enable Consumers to "Preview" Their Vacation at Sea


          SAN FRANCISCO, Feb. 22, 2000 - A cruise vacation is a dream-come-true for many travelers who want a relaxing and fun time away from home and work. With the growing number of deluxe ships and itineraries to choose from, the shopping experience can be daunting. To assist its more than ten million members in their cruise vacation planning, Preview Travel (NASDAQ:
PTVL) has added new multimedia features that offer a unique opportunity to take a virtual tour of a ship. Preview Travel is the first and only travel service that enables consumers to research cruise vacation choices in such a comprehensive way.

          Preview Travel members will now find more than 1000 images of ships, public rooms and staterooms for more than 80 ships in an easy-to-view format. They also can browse through more than 140 IPIX images that provide a 360-degree digital view of facilities and staterooms on seven ships. Additional multimedia features will be added within the next several weeks including cruise-related videos and more IPIX images. Deck plans are currently available for most cruise lines, allowing customers to view specific stateroom locations and ship layouts.

          "To help ensure an enjoyable and stress-free vacation, we try to bring our customers as close to the cruise experience as possible while planning their trip," said Bryan Saltzburg, Preview Travel's cruise product manager.

          The addition of these multimedia features are the latest in a series of technology enhancements launched in the Vacation Package and Cruise area of Preview Travel over the past few months. The company's Cruise Finder feature, introduced in December, allows consumers to search for cruises by key criteria such as destination, date of departure, length of cruise, cruise supplier, price range and cruise departure city. Search results enable a side-by-side comparison between different itineraries from different suppliers, an online feature unique to Preview Travel.

          Preview Travel offers more cruise inventory than ever before with over 3,200 cruise departures that are bookable online, and access to thousands of additional departures by contacting the company's customer service center.

About Preview Travel

          Preview Travel, Inc. (NASDAQ: PTVL)is a leading provider of online travel services for leisure and small-business travelers. It offers one-stop shopping for airline tickets, vacation packages, car rentals, hotels and cruises, as well as integrated access to travel information, merchandise, news and world-class customer service. Preview Travel's trained travel agents provide customer service 24 hours a day, seven days a week via a toll-free number and email. Preview Travel has a growing community of more than 10 million registered members and over 1 million customers since its launch in May of 1996.

          The company operates its own award-winning Web site at www.previewtravel.com and is the primary travel service on America Online at AOL keyword: previewtravel. In addition, Preview Travel provides the primary travel services on AOL.com, Excite, Lycos, Snap and USA Today.

          On October 4, 1999, Preview Travel announced plans to merge with Travelocity.com. The merger is subject to regulatory and shareholder approval and is expected to close in first quarter 2000. Additional information on the proposed merger can be found in the company's proxy statement publicly filed with the Securities and Exchange Commission.

Investor Notice:

          Investors are urged to read the proxy statement/prospectus included in the Travelocity.com Registration Statement on Form S-4 (Reg. No. 333-95757), filed with the Securities and Exchange Commission (SEC) in connection with the proposed merger because it contains information. The proxy statement/prospectus is available free of charge on the SEC's Web site (www.sec.gov), from Travelocity.com's Corporate Secretary, and from Preview Travel's Office of Investor Relations. In addition, the identity of the people who, under SEC rules, may be considered participants in the solicitation of Preview Travel, Inc. stockholders in connection with the proposed merger, and a description of their interests, is available in the proxy statement/prospectus.


MEDIA CONTACT:

Scott Radcliffe
Preview Travel
Sradcliffe@previewtravel.com
415/439-1370



























                                      -3-